Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to Rules 13.09(2), 13.51(2) and 13.51B(2) of the Rules Governing the Listing of Securities on The Stock exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Based on the information disclosed on 8 January 2022 on the website of the Central Commission for Discipline Inspection and the National Supervisory Commission (中央紀委國家監委), Mr. Wang Bin, the Secretary to the Party Committee and the Chairman of the Board of Directors of China Life Insurance (Group) Company (the controlling shareholder of the Company), is currently under the disciplinary review and investigation by the Central Commission for Discipline Inspection and the National Supervisory Commission for suspected serious violations of discipline and law. Mr. Wang Bin is also the Chairman of the Board of Directors and an Executive Director of the Company. The Company continues to conduct operations in the usual and ordinary course of its business.

A meeting of the Board of Directors of the Company will be held in the near future to designate a Director to assume the role and duties of the Chairman. The Company will make further announcements as and when appropriate in accordance with the relevant laws and regulations and requirements under the Listing Rules.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 9 January 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang, Huang Xiumei
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao